Exhibit 12.2

Potomac Electric Power Company

	Three Months Ended March 31, 2010	For the Year Ended December 31,
		2009	2008	2007	2006	2005
	(millions of dollars)
Net income	$8	$106	$116	$125	$85	$165

Income tax expense (a)	6	76	64	62	58	128

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	25	103	95	86	77	83
Other interest	3	11	11	12	13	14

Total fixed charges	28	114	106	98	90	97

Income before income tax expense, and fixed charges	$42	$296	$286	$285	$233	$390

Ratio of earnings to fixed charges	1.50	2.60	2.70	2.91	2.59	4.04

Total fixed charges, shown above	28	114	106	98	90	97

Preferred dividend requirements, adjusted to a pre-tax amount	—	—	—	—	2	2

Total fixed charges and preferred dividends	$28	$114	$106	$98	$92	$99

Ratio of earnings to fixed charges and preferred dividends	1.50	2.60	2.70	2.91	2.54	3.94

(a)	Concurrent with the adoption of FASB guidance on taxes (ASC 740) in 2007, amount includes interest on uncertain tax positions.